

07002322 ES
ƷE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66884

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YieldQuest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Lenox Rd. Ste 1750
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade Bowden
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278 Ste 105 (Address) Covington (City), GA (State) 30014 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
185
SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

03/9/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Summers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YieldQuest Securities, LLC, as of February 23, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

VALERIA M. JOHNSON
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires Nov. 14, 2010

Valeria M Johnson

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YIELDQUEST SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2006 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

YIELDQUEST SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members and Directors
YIELDQUEST SECURITIES, LLC

We have audited the accompanying statement of financial condition of YieldQuest Securities, LLC as of December 31, 2006 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YieldQuest Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 7, 2007

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

YIELDQUEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS:		
Cash	$	533,736
Commissions receivable		563,624
Employee advances		11,402
Total current assets		1,108,762
FURNITURE AND EQUIPMENT		425,062
Less accumulated depreciation		(164,155)
Furniture and equipment - net		260,907
OTHER ASSETS:		
Organizational costs, net of accumulated amortization of $630		1,593
Deposits		31,935
Total other assets		33,528
TOTAL	$	1,403,197

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	94,069
Accrued bonus payable		117,000
Payble to clearing organization		408,806
Total current liabilities		619,875
MEMBERS' EQUITY		783,322
TOTAL	$	1,403,197

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE:		
Commissions	$	6,296,488
Other income		32,898
Interest		7,506
Total revenues		6,336,892
EXPENSES:		
Salaries and benefits		2,636,916
Legal and professional fees		2,130,910
Research		651,050
Clearing		419,677
Rent		241,733
Depreciation		94,081
Travel		84,831
Advertising		77,741
Meals and entertainment		59,170
Telephone		55,017
Office supplies		33,556
Insurance		32,169
Taxes and licenses		21,491
Cleaning and maintenance		19,723
Auto		12,380
Licenses and permits		8,336
Postage and delivery		6,322
Bank charges		4,286
Continuing education		3,121
Amortization		445
Printing and reproduction		105
Total expenses		6,593,060
NET LOSS		(256,168)
MEMBERS' EQUITY, JANUARY 1		1,039,450
NEW MEMBERS' CONTRIBUTIONS		40
MEMBERS' EQUITY, DECEMBER 31	$	783,322

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:		
Net loss	$	(256,168)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		94,526
Decrease in commissions receivable		94,843
Decrease in deposits with clearing organization		907,780
Decrease in employee advances		1,648
Decrease in accounts payable and accrued liabilities		(406,263)
Decrease in payable to clearing organization		(33,986)
Increase in bonuses payable		117,000
Net cash provided by operating activities		519,380
INVESTING ACTIVITES:		
Purchase of fixed assets		(11,624)
New members' contributions		40
Net cash used by investing activities		(11,584)
NET INCREASE IN CASH		507,796
CASH AT BEGINNING OF YEAR		25,940
CASH AT END OF YEAR	$	533,736

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

YieldQuest Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Georgia limited liability company (LLC).

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions and agency transactions.

Income Taxes

The Company is a limited liability company for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to thirty one years. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Concentration of Credit

The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **CASH AND CASH EQUIVALENTS**

Cash consists of the following:

Bank overdraft	$	(219,864)
Deposits with clearing organization		753,600
TOTAL	$	533,736

3. **COMMISSIONS RECEIVABLE**

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company. The commission is recorded as a receivable. Commissions receivable for the year ended December 31, 2006 was $563,624.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $438,166 which was $338,166 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 48%.

5. **RELATED PARTY TRANSACTIONS**

The members were paid salaries of $1,647,800 which is reflected on the statement of operations as salaries and benefits. Of the total accrued bonus payable of $117,000 reported on the statement of financial condition, $113,525 is due to the members of the Company.

There are two related companies that share common control. One company provides marketing support for the Company. The other company is a registered investment advisor (RIA) that provides research for the Company. The Company paid $1,896,500 to the marketing company for marketing services which is classified as legal and professional fees on the statement of operations. For the year ended December 31, 2006, the Company paid the RIA under common control $580,200 which is reflected on the statement of operations as research.

In February, 2006, four valued employees received a total of 3.5% of the Company for a nominal price of $10 each for their valued work for the Company. The $40 contribution is reflected on the statement of changes in members' equity as new members' contributions. The total number of members as of December 31, 2006 is eight.

6. COMMITMENTS

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2006, are as listed below:

Year Ending December 31:		
2007	$	195,126
2008		123,714
2009		127,435
2010		131,247
Total	$	577,522

The aggregate rent expense for the year ended December 31, 2006 was $241,733.

7. EXEMPTIVE PROVISION

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is First Clearing, LLC.

YIELDQUEST SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 783,322
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(260,907)
Organizational costs - net	(1,593)
Employee advances	(11,402)
Deposits	(31,935)
15c3-1(f) debt securities	(39,320)
NET CAPITAL	438,165
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	94,069
Accrued bonus payable	117,000
Total	211,069
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	100,000
Excess net capital	338,165
Excess net capital at 1,000 percent	417,058
Percentage of aggregate indebtedness to net capital	48%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part II (unaudited) FOCUS report as of December 31, 2006.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Members and Directors
YIELDQUEST SECURITIES, LLC

In planning and performing our audit of the financial statements and supplementary schedule of YieldQuest Securities, LLC (the "Company"), as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 7, 2007

END